

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 10, 2008

Mr. Gilbert Burciaga
Chief Executive Officer
Providence Resources, Inc.
5300 Bee Caves Road, Bldg. 1, Ste 240
Austin, Texas 78746

> **Re:** **Providence Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 7, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 000-30377**
> **Response Letter dated October 17, 2008**

Dear Mr. Burciaga:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 14 – Acquisition of Providence Exploration, page F-27

1.   We have reviewed your response to prior comment number 17. Please explain
        why you have allocated the excess of the deemed value of the shares and fair
        value of the assets acquired to unproved properties. Please clarify if this
        represents the fair value of the unproved properties and if so, explain how that fair
        value was determined using the guidance in paragraph 37(f) of SFAS 141. Please
        also explain why no amounts were allocated to goodwill. Refer to paragraph 42
        of SFAS 141.

Draft Form 10-K/A for the Fiscal Year Ended December 31, 2007

Note 1 – Organization and Summary of Significant Accounting Policies

Unproved Oil and Gas Properties, Not Subject to Impairment, page F-13

2.   Please explain why your accounting policy for unproved properties contemplates
        the use of a ceiling test. Refer to Rule 4-10(c) of Regulation S-X.

3.   Please explain the nature of the intangible that you refer to and how it relates to
        unproved properties.

4.   We note your disclosure that prior to September 29, 2006 you capitalized $3.2
        million in exploration costs. Please clarify whether or not these exploration costs
        relate to specific properties that you owned at the time they were incurred.

Controls and Procedures, page 23

5.   We have reviewed your response to prior comment number 23 and are unable to
        locate your proposed disclosure in your Draft Form 10-K/A. Please advise.

Draft Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008

Note 14 – Subsequent Events, page 21

6.   We have reviewed your response to prior comment number 28. We note you
        have included pro forma information in your subsequent events footnote. It
        appears that this information is required to be disclosed outside of your financial
        statements. Please explain why you have included in your Form 10-Q/A rather
        than in a separate Form 8-K. Refer to Item 5 of Form 10-Q and Item 2.01 and
        9.01 of Form 8-K.

7.   Please address each of the following:

- We note that you have provided a pro forma balance sheet as of December 31, 2007. Please disclose one pro forma balance sheet as of the most recent interim period prior to the transaction, which appears to be June 30, 2008.

- Please determine the pro forma statement of operations adjustments for this transaction as of the beginning of the most recent fiscal year. We note that you determined the pro forma adjustment for the interim period ended June 30, 2008 as of the beginning of that period.

- Please provide one set of note disclosures that addresses both your interim and annual periods.

- Please use corresponding note references from the face of the pro forma financial statements in the pro forma footnote disclosures.

8.   We note you have reported adjustments for a gain on sale of properties and in the interim period the write-off of a non-refundable option. It appears that you need to remove these pro forma adjustment as they appear to be non-recurring. Refer to Rule 11-02(b)(6) of Regulation S-X.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact me at (202) 551-3683 if you have questions.

Sincerely,

Jill S. Davis
Branch Chief